UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TC Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

87224V108

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87224V108

1.	NAMES OF REPORTING PERSONS TC Federal Bank Employee Stock Ownership Plan (the “Plan”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 333,088
	6.	SHARED VOTING POWER 58,592
	7.	SOLE DISPOSITIVE POWER 391,680
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,680
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.78%
12.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. 87224V108

Item 1.

(a)	Name of Issuer TC Bancshares, Inc.

(b)	Address of Issuer’s Principal Executive Offices 131 South Dawson Street Thomasville, GA 31792

Item 2.

(a)	Name of Person Filing This Schedule 13G is being filed by the TC Federal Bank Employee Stock Ownership Plan (the “Plan”). The Plan’s trustee is TI-TRUST, Inc.

(b)	Address of the Principal Office or, if none, residence The business address of the Plan is: c/o TC Bancshares, Inc. 131 South Dawson Street Thomasville, GA 31792

(c)	Citizenship Georgia

(d)	Title of Class of Securities Common Stock, par value $0.01

(e)	CUSIP Number 87224V108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)		Group, in accordance with §240.13d-1(b)(1)(ii)(K) If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 87224V108

(a)	Amount beneficially owned: 391,680

(b)	Percent of class: 8.78%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 333,088

	(ii)	Shared power to vote or to direct the vote: 58,592

	(iii)	Sole power to dispose or to direct the disposition: 391,680

	(iv)	Shared power to dispose or to direct the disposition: 0

Background

The reporting person is a tax qualified employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by the issuer (the “Plan Administrator”) and its assets are held in trust by a trustee (the “Plan Trustee”). The number of shares listed as beneficially owned represents the entire number of shares of common stock held by TI-TRUST, Inc., as Plan Trustee, as of December 31, 2023.

As of December 31, 2023, 58,592 of such shares of common stock had been allocated to individual accounts established for participating employees and their beneficiaries and 333,088 of such shares of common stock were unallocated and are being held for allocation in future years.

The ESOP, through the Plan Trustee (who is instructed by the Plan Administrator), has shared voting power and dispositive power over all unallocated shares held by the ESOP. The ESOP, acting through the Plan Trustee (who is instructed by Plan Administrator), shares dispositive power over all allocated shares held in the ESOP with participating employees and their beneficiaries. Participating employees and their beneficiaries have the right to determine whether shares allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated shares are generally required to be tendered by the Plan Trustee in the same proportion as the shares which have been allocated to the participants are directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of shares allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights or whose instructions are inconsistent with the fiduciary requirements of ERISA.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

N/A

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

CUSIP No. 87224V108

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024 TC FEDERAL BANK EMPLOYEE STOCK

OWNERSHIP PLAN

By: TI-Trust, Inc., Trustee

By: /s/ Craig Baker

Craig Baker

Vice President